UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SINOVAC BIOTECH LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P8696W104

(CUSIP Number)

Andrew Y. Yan

c/o SAIF Advisors Limited

Suite 2516-2520, Two Pacific Place

88 Queensway

Hong Kong

+852 2918-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8696W104	Page 2 of 8 Pages

1.	Names of Reporting Persons SAIF Partners IV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

10,780,820(1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

10,780,820(1)
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,780,820(1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (see Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

15.03%(2)
14.	Type of Reporting Person (see Instructions)

PN

(1) Representing 10,780,820 Common Shares of the Issuer held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares (as defined in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”)). SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

(2) The percentage of 15.03% is calculated based on 71,724,902 Common Shares of the Issuer outstanding as of March 31, 2022 according to the 2021 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.89% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,133,056 shares (including 99,502,243 Common Shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2022, taking into account the issuance of the Exchange Shares, according to the 2021 Annual Report.

CUSIP No. P8696W104	Page 3 of 8 Pages

1.	Names of Reporting Persons SAIF IV GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

10,780,820(1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

10,780,820(1)
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,780,820(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

15.03%(2)
14.	Type off Reporting Person (see Instructions)

PN

(1) Representing 10,780,820 Common Shares of the Issuer held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares. SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

(2) The percentage of 15.03% is calculated based on 71,724,902 Common Shares of the Issuer outstanding as of March 31, 2022 according to the 2021 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.89% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,133,056 shares (including 99,502,243 common shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2022, taking into account the issuance of the Exchange Shares, according to the 2021 Annual Report.

CUSIP No. P8696W104	Page 4 of 8 Pages

1.	Names of Reporting Persons SAIF IV GP Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

10,780,820(1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

10,780,820(1)
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,780,820(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

15.03%(2)
14.	Type off Reporting Person (see Instructions)

CO

(1) Representing 10,780,820 Common Shares of the Issuer held by SAIF Partners IV L.P. before taking into account the issuance of the Exchange Shares. SAIF Partners IV L.P. would hold 21,561,640 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

(2) The percentage of 15.03% is calculated based on 71,724,902 Common Shares outstanding of the Issuer as of March 31, 2022 according to the 2021 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 18.89% if calculated based on 21,561,640 shares of the Issuer that SAIF Partners IV L.P. would hold and 114,133,056 shares (including 99,502,243 common shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2022, taking into account the issuance of the Exchange Shares, according to the 2021 Annual Report.

CUSIP No. P8696W104	Page 5 of 8 Pages

This Amendment No. 7 to Schedule 13D is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (each, a “Reporting Person,” and collectively, the “Reporting Persons”), to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the “Common Shares”), of Sinovac Biotech Ltd. (the “Issuer”), filed by the Reporting Persons on May 31, 2011, as amended by Amendment No.1 to Schedule 13D filed on August 23, 2011, Amendment No.2 to Schedule 13D filed on September 30, 2011, Amendment No.3 to Schedule 13D filed on November 29, 2011, Amendment No.4 to Schedule 13D filed on December 30, 2011, Amendment No.5 to Schedule 13D filed on February 2, 2016 and Amendment No. 6 to Schedule 13D filed on June 26, 2017 (the “Original Schedule 13D”). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented in previous amendments and herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background.

Item 2 of the Original 13D is hereby amended and restated as follows:

The Reporting Persons are organized under the laws of the Cayman Islands. The principal business of SAIF Partners IV L.P. is to make investment in companies based in or having a principal place of business in the Asia-Pacific region, the principal business of SAIF IV GP L.P. and SAIF IV GP Capital Ltd. is to serve as the general partners of various investment vehicles. The principal office of the Reporting Person is located at SAIF Advisors Limited; Suite 2516-2520, Two Pacific Place, 88 Queensway, Hong Kong.

SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P. Andrew Y. Yan is a director and sole shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer. Mr. Yan disclaims such beneficial ownership.

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, Mr. Yan have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, Mr. Yan have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and restated as follows:

As described in Item 6 below, the Reporting Persons are contemplating one or more transactions to sell some or all of SAIF Partners IV L.P.’s interest in the Issuer. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.

Except as described herein, the Reporting Persons do not as of the date of this Amendment have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) Each Reporting Person may be deemed to have beneficial ownership of an aggregate of 10,780,820 shares of Common Shares, which represents approximately 15.03% of the total Common Shares of the Issuer issued and outstanding as of March 31, 2022.

CUSIP No. P8696W104	Page 6 of 8 Pages

(b) Each Reporting Person may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 10,780,820 shares of Common Shares of the Issuer.

(c) Except as otherwise described herein, and to the knowledge of the Reporting Persons, none of the Reporting Persons has not affected any transaction in the Common Shares during the past sixty (60) days.

(d) Except as otherwise described herein, and to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of the Issuer owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

On November 23, 2022, SAIF Partners IV L.P. (the “Seller”) entered into an investment agreement (the “Investment Agreement”) with YZ Healthcare L.P., an exempted partnership established under the laws of the Cayman Islands (the “Buyer”) in connection with the potential sale of the shares of the Issuer by the Seller. Pursuant to the Investment Agreement, the Buyer will pay a deposit in cash (the “Deposit”) to the Seller within five business days after the date of the Investment Agreement.

By entering into the Investment Agreement, the Seller contemplates selling all the shares of the Issuer held by it, including its right to Exchange Shares, to the Buyer. In order to complete the contemplated sales in an orderly manner, the Seller agrees to communicate, discuss and negotiate with other potential purchasers during a three-month period beginning on the date of the payment of the Deposit (the “Deposit Payment Date”) based on the terms and conditions proposed by the Buyer which provide, among other things, that any person who would purchase the shares of the Issuer from the Seller will participate in such purchase through subscribing for a limited partnership interest in the Buyer. In addition, the Buyer has a right to elect to purchase all of the shares of the Issuer that the Seller would sell to any person (other than any of its affiliate or an existing limited partner) at the same price and subject to the same material terms and conditions proposed by such person for a three-month period beginning on the Deposit Payment Date.

Under the Investment Agreement, the Buyer has granted the Seller an option to sell to the Buyer a number of Common Shares of the Issuer (the “Put Option”). The number of Common Shares under the Put Option (the “Put Option Shares”) would be calculated by dividing the amount of US$119,345,174 by the price for each Common Share (the “Put Option Exercise Price”) determined based on the agreed-upon valuation of the Issuer and the total outstanding shares of the Issuer (without giving effect to the issuance of the Exchange Shares). If the Buyer and the Seller enter into a share purchase agreement with respect to any shares of the Issuer prior to the end of the three-month period beginning on the Deposit Payment Date, the Seller may exercise the Put Option prior to the closing of the sales under such share purchase agreement to sell the Put Option Shares to the Buyer. If no such share purchase agreement is executed during the three-month period beginning on the Deposit Payment Date, the Seller may exercise the Put Option within 15 business days immediately after the end of the three-month period to sell the Put Option Shares to the Buyer.

In addition, in the event the Put Option is exercised, the Seller will grant the Buyer an option (the “Call Option”) to purchase a number of the Exchange Shares equal to the number of the Put Option Shares sold to the Buyer pursuant to the Put Option. The purchase price for each Exchange Share under the Call Option would be the amount equal to (i) the result of the agreed-upon valuation of the Issuer multiplied by two and divided by the total outstanding shares of the Issuer (after giving effect to the issuance of the Exchange Shares), minus (ii) the Put Option Exercise Price.

The foregoing description of the Investment Agreement is not complete and is qualified in its entirety by reference to the full text of the Investment Agreement, which is filed herewith as Exhibit 7.02 and incorporated by reference herein.

CUSIP No. P8696W104	Page 7 of 8 Pages

Except as described above or elsewhere in this statement or incorporated by reference in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01	Joint Filing Agreement by and among SAIF Partners IV L.P., SAIF IV GP L.P. and SAIF IV GP Capital Ltd., dated as of June 27, 2017.
Exhibit 7.02	Investment Agreement dated November 23, 2022 between SAIF Partner IV L.P. and YZ Healthcare L.P.

CUSIP No. P8696W104	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2022

SAIF Partners IV L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd.